Exhibit 17(www)
AXA ENTERPRISE MULTIMANAGER FUNDS TRUST
SUPPLEMENT DATED JUNE 15, 2006 TO THE
PROSPECTUS DATED MARCH 1, 2006
This Supplement updates certain information contained in the above-referenced Prospectus of AXA Enterprise Multimanager Funds Trust (the “Trust”). You may obtain an additional copy of the Prospectus, free of charge, by writing to the Trust’s distributor, Enterprise Fund Distributors, Inc., at Atlanta Financial Center, 3343 Peachtree Road, N.E., Suite 450, Atlanta, Georgia 30326. You should read this Supplement in conjunction with the Prospectus and retain it for future reference.
The purpose of this supplement is to provide you with information about a merger involving a sub-adviser to the AXA Enterprise Multimanager Value Fund.
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AXA Enterprise Multimanager Value Fund
Institutional Capital Corporation (“ICAP”), one of the sub-advisers to the AXA Enterprise Multimanager Value Fund entered into a merger agreement with New York Life Investment Management Holdings LLC (“NYLIM Holdings”) expected to close on June 30, 2006. ICAP now operates as a stand-alone business within NYLIM Holdings. NYLIM Holdings is a subsidiary of New York Life Insurance Company.
The following information supersedes and replaces the information related to the controlling shareholder of ICAP contained in the Prospectus under the heading “Management Team-The Manager and the Sub-advisers”:
ICAP is a wholly owned subsidiary of New York Life Investment Management Holdings LLC, which in turn is a wholly owned subsidiary of New York Life Insurance Company.